October 4, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin J. Kuhar, Accounting Branch Chief, Office of Electronics and Machinery

Re:     SunPower Corporation
Form 10-K for the Fiscal Year Ended January 1, 2017
Filed February 17, 2017
Form 10-Q for the Quarterly Period Ended July 2, 2017
Filed August 2, 2017
File No. 001-34166

Dear Mr. Kuhar:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 21, 2017 (the “Comment Letter”) to SunPower Corporation (the “Company”) regarding the above-referenced Form 10-K for the fiscal year ended January 1, 2017 and Form 10-Q for the quarterly period ended July 2, 2017.

The Staff’s comments are copied below in bold typeface in the same order as set forth in the Comment Letter, with each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 1, 2017
Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restructuring Charges, page 64

1.
We note the significance of the restructuring charges that you incurred during the fiscal year ended January 1, 2017. Additionally, we note from your disclosures in Note 8 to the financial statements that you expect 3,700 employees to be affected. Please revise your future filings to disclose and quantify the expected effects on future earnings and cash flows, along with the initial period in which those effects are expected to be realized. Refer to SAB Topic 5:P.4.

The Company acknowledges the Staff’s comment and advises the Staff that, pursuant to SAB Topic 5: P 4, in future filings we will disclose and quantify the expected effects on future earnings and cash flows from the restructuring plans along with the initial period in which those effects are expected to be realized. We expect that this disclosure will be substantially similar to the sample disclosure included in Appendix A: Restructuring Charges on Form 10-K for the Annual Period ended January 1, 2017 (added disclosures expected to be presented in our future (Form 10-K) filings have been underlined in the attached Appendix).

United States Securities and Exchange Commission
October 4, 2017

Item 8: Financial Statements

Consolidated Statements of Operations, page 91

2.	Tell us why goodwill impairment is not reported as an operating expense and included in your calculation of operating loss in the statement of operations.

The Company advises the Staff that, in evaluating where to present the goodwill impairment charges, the Company considered that while such charges are normally presented as a component of operating expenses, the facts and circumstances leading to the bulk of the goodwill impairment in this reporting period were not associated with the Company’s normal operations, thus the Company determined that the total goodwill impairment should be presented as a non-operating activity. More specifically, as described in Note 3, Business Combination, the majority, or $89.6 million, of the total goodwill impairment loss of $147.4 million was attributable to goodwill recorded during the Company’s third quarter of fiscal 2016 related to the acquisition of AUO SunPower Sdn. Bhd. (“AUOSP”) on September 29, 2016. The goodwill associated with this acquisition, as well as the pre-existing goodwill of $57.8 million was immediately impaired one business day later on September 30, 2016, the date of the Company’s goodwill impairment test. Further, the calculation of the amount of the newly-created goodwill recorded in connection with the AUOSP acquisition was significantly impacted by the simultaneous calculation of the settlement of certain pre-existing relationships, as referenced in Question 5 below. Therefore, the Company determined that presenting the settlement of these pre-existing relationships and the aggregate goodwill impairment, including newly-created goodwill and pre-existing goodwill, under “Other income (expense), net” most accurately reflected the substance of the transaction, as the majority of the goodwill impairment loss was attributable to the acquisition of AUOSP, and such transaction was not associated with the Company’s normal operations. In future filings, we plan to include a disclosure substantially similar to the sample disclosure included in Appendix B: Goodwill and Other Intangible Assets on Form 10-K for the Annual Period ended January 1, 2017 (added disclosures expected to be presented in future (Form 10-K) filings have been underlined in the attached Appendix) to more clearly disclose the presentation of goodwill impairment.

Note 3. Business Combinations

AUOSP, page 108

3.	Tell us how you are accounting for modules to be provided to AU Optronics in connection with your acquisition of AUOSP, including how you measured the obligation.

The Company advises the Staff that, in connection with the acquisition of AUOSP, we have accounted for obligations associated with providing modules to AU Optronics (“AUO”) under the Module Supply Agreement as part of the allocation of the overall purchase price consideration for the acquisition of AUOSP. The Company determined that the modules to be provided to AUO meet the definition of nonmonetary assets and therefore our obligation to provide such modules was measured using estimated fair values as of the acquisition date of AUOSP based on the guidance provided in ASC 845, Nonmonetary Transactions. The inputs used to determine estimated fair value of these nonmonetary assets that are provided as a component of the business combination purchase consideration included the future expected values of the modules at their expected delivery dates, discounted using a rate we believed was commensurate with the risk of manufacturing and delivering those modules. As the acquisition closing date preceded the module delivery dates, a liability was recognized at fair value at the acquisition date and is being accreted as interest expense in each reporting period until the dates the modules are delivered to AUO.

4.
With respect to the fair value assigned to your pre-existing interest in AUOSP, in future filings please describe the inputs used to develop the fair value measurement. Refer to ASC 805-10-50-2g. Also, identify the level in the ASC 820 fair value hierarchy.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings we will describe the inputs used to develop the measurement of the fair value assigned to our pre-existing interest in AUOSP with consideration of ASC 805-10-50-2g and the level in the fair value hierarchy prescribed in ASC 820. We expect that this disclosure will be substantially similar to the sample disclosure included in Appendix C: Business Combination on

United States Securities and Exchange Commission
October 4, 2017

Form 10-K for the Annual Period ended January 1, 2017 (added disclosures expected to be presented in future (Form 10-K) filings have been underlined in the attached Appendix).

5.
In future filings please disclose how you determined the market price related gains and losses on termination of the polysilicon and cell supply contracts. Refer to ASC 805-10- 50-2e and ASC 820-10-50.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings we will include the basis for our determination of the market price related gains and losses recognized upon termination of the polysilicon and cell supply contracts pursuant to ASC 805-10-50-2e and ASC 820-10-50. We expect that this disclosure will be substantially similar to the sample disclosure included in Appendix C: Business Combination on Form 10-K for the Annual Period ended January 1, 2017 (added disclosures expected to be presented in future (Form 10-K) filings have been underlined in the attached Appendix).

Form 10-Q for the Quarterly Period Ended July 2, 2017

Note 8. Commitments and Contingencies

Tax Benefit Indemnification Litigation, page 27

6.	Tell us how you valued the commitment to provide no cost modules to NRG in determining the loss on settlement of the tax benefit indemnification litigation.

The Company advises the Staff that, in connection with the settlement agreement entered with NRG Solar LLC, now known as NRG Renew LLC (“NRG”), the Company agreed to provide both monetary consideration and to supply a contractually-based quantity of modules at no cost to NRG. Consistent with our response to Question 3 above, the modules meet the definition of nonmonetary assets and therefore our obligation to provide such modules was measured using estimated fair values as of the settlement date, based on guidance provided in ASC 845, Nonmonetary Transactions. The inputs used to determine the fair values of the modules included the future expected values of the modules at their anticipated expected delivery dates discounted using a rate we believed was commensurate with the risk of manufacturing and delivering those modules.  As the settlement date preceded the module delivery dates, a liability was recognized at fair value at the settlement date and is being accreted as interest expense in each reporting period until the dates the modules are delivered to NRG.

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to your request and we thank you for your attention to this matter. Should you have any questions concerning the foregoing, please address them to the undersigned at (408) 457-2333.

Regards,

/S/ CHARLES D. BOYNTON
Charles D. Boynton
Executive Vice President and Chief Financial Officer

United States Securities and Exchange Commission
October 4, 2017

cc:    Ken Mahaffey, Executive Vice President and General Counsel, SunPower Corporation
Scott Whelton, Partner, Ernst & Young LLP

United States Securities and Exchange Commission
October 4, 2017

Appendix A:
Expected prospective revision of restructuring charges on Form 10-K for the Annual Period ended January 1, 2017:

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations
Restructuring Charges

	Fiscal Year
(In thousands)	2016	2015	2014
Restructuring charges	$207,189	$6,391	$12,223
As a percentage of revenue	8%	—%	—%

Restructuring charges increased $200.8 million during fiscal 2016 as compared to fiscal 2015 due to our August 2016 and December 2016 restructuring plans, $166.7 million of which consisted of non-cash charges related to asset impairments. The remaining charges were primarily related to severance benefits and lease and related termination costs. As a result of these restructuring plans, we expected to generate annual cost savings of approximately $40.0 million in cost of revenue, $28.0 million in sales, general and administrative expenses, and $12.0 million in research and development, which were expected to be cash savings, primarily from a reduction in global workforce, with effects beginning the first quarter of fiscal 2017. Actual savings realized may, however, differ if our assumptions are incorrect or if other unanticipated events occur.

Restructuring charges decreased $5.8 million, or 48%, during fiscal 2015 as compared to fiscal 2014 and were primarily related to severance and other charges associated with our November 2014 restructuring plan. Remaining charges are associated with legacy restructuring plans approved in fiscal 2012 and 2011.

United States Securities and Exchange Commission
October 4, 2017

Appendix B:

Expected prospective revision of goodwill and other intangible assets footnote disclosure on Form 10-K for the Annual Period ended January 1, 2017:

Note 4. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table presents the changes in the carrying amount of goodwill under the Company's reportable business segments:

(In thousands)	Residential	Commercial	Power Plant	Total
As of January 3, 2016	$32,180	$10,314	$15,641	$58,135
Goodwill arising from business combinations	17,771	23,316	48,513	89,600
Goodwill impairment	(49,951)	(33,260)	(64,154)	(147,365)
Adjustments to goodwill	—	(370)	—	(370)
As of January 1, 2017	$—	$—	$—	$—

Goodwill is tested for impairment at least annually, or more frequently if certain indicators are present. If goodwill is determined more likely than not to be impaired upon an initial assessment of qualitative factors, a two-step valuation and accounting process is used to test for goodwill impairment. The first step is to determine if there is an indication of impairment by comparing the estimated fair value of each reporting unit to its carrying value, including existing goodwill. Goodwill is considered impaired if the carrying value of a reporting unit exceeds the estimated fair value. Upon an indication of impairment, a second step is performed to determine the amount of the impairment by comparing the implied fair value of the reporting unit's goodwill with its carrying value.

The Company conducts its annual impairment test of goodwill as of the first day of the fourth fiscal quarter of each year, or on an interim basis if circumstances warrant. Impairment of goodwill is tested at the Company's reporting unit level. Management determined that the Residential Segment, the Commercial Segment, and the Power Plant Segment are the reporting units. In estimating the fair value of the reporting units, the Company makes estimates and judgments about its future cash flows using an income approach defined as Level 3 inputs under fair value measurement standards. The income approach, specifically a discounted cash flow analysis, included assumptions for, among others, forecasted revenue, gross margin, operating income, working capital cash flow, perpetual growth rates and long-term discount rates, all of which require significant judgment by management. The sum of the fair values of the Company's reporting units are also compared to the Company's total external market capitalization to validate the appropriateness of its assumptions and such reporting unit values are adjusted, if appropriate. These assumptions also consider the current industry environment and outlook, and the resulting impact on the Company's expectations for the performance of its business.

Due to market circumstances that occurred during the third quarter of fiscal 2016, including a decline in the Company's stock price which resulted in the market capitalization of the Company being below its book value, the Company determined that an interim goodwill impairment evaluation was necessary. Based on the interim impairment test as of October 2, 2016, the Company determined that the carrying value of all reporting units exceeded their fair value. As a result, the Company performed an evaluation of the second step of the impairment analysis for the reporting units discussed above. The Company's calculation of the implied fair value of goodwill included significant assumptions for, among others, the fair values of recognized assets and liabilities and of unrecognized intangible assets, all of which require significant judgment by management. The Company calculated that the implied fair value of goodwill for all reporting units was zero and therefore recorded a goodwill impairment loss of $147.4 million, representing all of the goodwill associated with these reporting units. As described in Note 3, the majority, or $89.6 million, of the total goodwill impairment loss of $147.4 million was attributable to goodwill recorded during the Company’s third quarter of fiscal 2016 related to the acquisition of AUOSP on September 29, 2016. The goodwill associated with this acquisition, as well as the pre-existing goodwill of $57.8 million was immediately impaired one business day later on September 30, 2016, the date of the Company’s goodwill impairment test. Further, the calculation of the amount of the newly-created goodwill recorded in connection with the AUOSP acquisition was significantly impacted by the simultaneous calculation of the settlement of certain pre-existing relationships. Therefore, the Company determined that presenting the settlement of these pre-existing relationships and the aggregate goodwill impairment, including newly-created goodwill and pre-existing goodwill, under “Other income (expense), net” most accurately reflected the substance of the transaction, as the majority of the goodwill

United States Securities and Exchange Commission
October 4, 2017

impairment loss was attributable to the acquisition of AUOSP, and such transaction was not associated with the Company’s normal operations.

United States Securities and Exchange Commission
October 4, 2017

Appendix C:

Expected prospective revision of business combination footnote disclosure on Form 10-K for the Annual Period ended January 1, 2017:

Note 3. BUSINESS COMBINATIONS

AUOSP

On September 29, 2016, the Company completed the acquisition of AUO SunPower Sdn. Bhd. (“AUOSP”) pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into between SunPower Technology, Ltd. (“SPTL”), a wholly-owned subsidiary of the Company, and AU Optronics Singapore Pte. Ltd. (“AUO”). AUOSP was a joint venture of SPTL and AUO for the purpose of manufacturing solar cells. Prior to the acquisition, SPTL and AUO each owned 50% of the shares of AUOSP. Pursuant to the Stock Purchase Agreement, SPTL purchased all of the shares of AUOSP held by AUO for a total purchase price of $170.1 million in cash, payable in installments as set forth in the Stock Purchase Agreement, to obtain 100% of the voting equity interest in AUOSP. As a result, AUOSP became a consolidated subsidiary of the Company and the results of operations of AUOSP have been included in the Consolidated Statement of Operations of the Company since September 29, 2016.

Simultaneously with the entry into the Stock Purchase Agreement, SunPower Systems Sarl (“SPSW”) and AU Optronics Corporation (“AUO Corp”), the ultimate parent of AUO, entered into a Module Supply Agreement whereby AUO Corp agreed to purchase on commercial terms 100MW of SunPower’s E-Series solar modules, with the purchase price having been prepaid in full by AUO Corp prior to the closing of the acquisition. As a result, the Company accounted for its purchase price consideration in accordance with the substance of the combined transactions, which resulted in consideration of $91.1 million in cash to be paid according to the following installment schedule: (i) $30.0 million in cash paid on the closing date; (ii) $1.1 million in cash to be paid on the second anniversary of the closing date; (iii) $30.0 million in cash to be paid on the third anniversary of the closing date; and (iv) $30.0 million in cash to be paid on the fourth anniversary of the closing date, as well as the 100MW of modules to be delivered during fiscal 2017 and 2018. The total purchase price consideration, including the estimated fair value of the modules and discounted to present value as of September 29, 2016, was $130.6 million.

Prior to the acquisition date, the Company accounted for its 50% interest in AUOSP as an equity method investment (see Note 10). The Company engaged a third-party valuation expert to assist in determining the fair value of AUOSP's assets, liabilities, and equity interests, by applying the income approach and using significant inputs that market participants would consider. Those inputs, mainly Level 3 inputs under the fair value measurement standards, included management’s expectations of AUOSP’s future operating and financial forecasts, current and projected market pricing data of polysilicon and photovoltaic cells, and discount rates commensurate with the Company’s weighted average cost of capital. The acquisition-date fair value of the previous equity interest, computed as the Company's 50% interest in the net asset value of AUOSP, as determined using the income approach and with assistance from the third-party valuation expert, was $120.5 million and is included in the measurement of the consideration transferred. The Company recognized a loss of $90.9 million as a result of remeasuring its prior equity interest in AUOSP held before the business combination. The loss is included in the "Other income (expense), net" section of the Consolidated Statements of Operations.

As a result of the acquisition, the Company obtained full control of a solar cell manufacturing facility, from which it expects to achieve significant synergies. Also in connection with the Stock Purchase Agreement and Module Supply Agreement, the Company, SPTL, SunPower Philippines Manufacturing Limited, a wholly owned subsidiary of the Company, and SPSW entered into an agreement (the “Settlement Agreement”) with AUO, AUO Corp, and AUOSP to settle all claims, demands, damages, actions, causes of action, or suits between them, including but not limited to the arbitration before the ICC International Court of Arbitration (see Note 9).

Prior to the acquisition, AUOSP sold its solar cells to both SPSW and AUO, with the significant majority of sales to SPSW. Sales to AUO, with the exception of the Module Supply agreement discussed above, ceased in connection with the acquisition. As the sales to SPSW would be intercompany transactions upon consolidation, and the sales to AUO are not continuing business, the Company determined that the pro-forma effects to the Company’s Statements of Operations of consolidating AUOSP from December 29, 2014 were not material.

United States Securities and Exchange Commission
October 4, 2017

Preexisting Relationships

Prior to the acquisition, the Company had several preexisting relationships with AUOSP. In connection with the original joint venture agreement, the Company and AUO had also entered into licensing and joint development, supply, and other ancillary transaction agreements. Through the Licensing and Technology Transfer Agreement, the Company and AUO licensed to AUOSP, on a non-exclusive, royalty-free basis, certain background intellectual property related to solar cell manufacturing (in the case of the Company) and manufacturing processes (in the case of AUO). Under the seven-year Supply Agreement with AUOSP, the Company was committed to purchase 80% of AUOSP's total annual output on cost-plus pricing terms, allocated on a monthly basis to the Company. The Company and AUO had the right to reallocate supplies from time to time under a written agreement. In fiscal 2010, the Company and AUOSP entered into an agreement under which the Company would resell to AUOSP, under contractually fixed terms for quantity and price, polysilicon purchased from a third-party supplier. Under the agreement, AUOSP would provide prepayments to the Company related to such polysilicon, which prepayment would then be made by the Company to the third-party supplier.

In connection with the transactions contemplated under the Stock Purchase Agreement, the Company (and certain of its affiliates), AUO (and certain of its affiliates), and AUOSP terminated certain agreements, including (a) the Joint Venture Agreement by and among SPTL, AUO, AUO Corp, and AUOSP, dated as of May 27, 2010 and as amended from time to time, (b) the Supply Agreement for solar cells by and among SPSW, AUO, and AUOSP, dated as of July 5, 2010, and (c) the License and Technology Transfer Agreement by and among SPTL, AUO, and AUOSP, dated as of July 5, 2010.

As a result of the acquisition and the settlement of the preexisting agreements, the Company recognized a net gain of $203.3 million, which was recognized separately from the business combination and is included in the "Other income (expense), net" section of the Consolidated Statements of Operations. The gain was comprised of three primary components: first, a $133.0 million gain related to the elimination of a customer advance liability without return of any proceeds by the Company that was previously recognized in the Company’s books associated with the prepayment by AUOSP under the polysilicon purchase contract with the Company. The fair value of this prepayment on AUOSP’s opening balance sheet was determined to be zero and accordingly the offsetting balance on the Company’s balance sheet was written off. Second, an $87.2 million gain associated with the termination of the polysilicon purchase contract between AUOSP and the Company, which was calculated as the discounted value of the contractually committed quantity of polysilicon multiplied by the difference between the pre-existing contractually committed prices and market-based prices of polysilicon, plus the amount that had previously been prepaid under the contract. These amounts were partially offset by a $16.9 million loss associated with the termination of the cell supply contract, which was calculated as the discounted value of the difference between the pre-existing contractually committed prices and market-based prices of solar cells AUOSP could sell under the supply agreement, multiplied by management’s expectations of future quantities manufactured by AUOSP during the contract period.

Purchase Price Allocation

The Company accounted for this acquisition using the acquisition method. The Company allocated the purchase price to the acquired assets and liabilities based on their estimated fair values at the acquisition date as summarized in the following table.

(In thousands)
Net tangible assets acquired	$161,432
Goodwill	89,600
Total allocable consideration	$251,032

The fair value of the net tangible assets acquired on September 29, 2016 is presented in the following table:

United States Securities and Exchange Commission
October 4, 2017

(In thousands)
Cash and cash equivalents	$5,997
Inventories	9,072
Prepaid expenses and other current assets:
Cell supply agreement*	16,928
Related party receivables*	22,875
Other receivables	23,956
Other prepaid expenses	2,711
Property, plant, and equipment	285,589
Other long-term assets	342
Total assets acquired	$367,470

Accounts payable	$41,186
Accrued liabilities:
Polysilicon supply agreement*	87,198
Related party payables*	14,333
Employee compensation and employee benefits	4,017
Other accrued liabilities	760
Short-term debt	58,248
Other long-term liabilities	296
Total liabilities assumed	$206,038

Net tangible assets acquired	$161,432
*Amount eliminated upon consolidation with the Company.

Goodwill

As noted above, $89.6 million had been allocated to goodwill within all three Segments during the year ended January 1, 2017 (see Note 4). Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and other intangible assets and is not deductible for tax purposes. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and other intangible assets was the acquisition of an assembled workforce, synergies in technologies, skill sets, operations, and organizational cultures. In connection with the Company’s overall goodwill impairment evaluation as discussed further in Note 4, this goodwill was subsequently impaired during the year ending January 1, 2017, and no further goodwill related to the acquisition remained on the Company’s Consolidated Balance Sheet as of January 1, 2017.